Filed Pursuant to Rule 424(b)(3)
Registration No. 333-168971

APPLE REIT TEN, INC.

STICKER SUPPLEMENT TO
SUPPLEMENT NO. 14 DATED FEBRUARY 17, 2012

Supplement No. 14 to be used with
PROSPECTUS DATED JANUARY 19, 2011

Summary of Supplement to Prospectus (See Supplement for Additional Information)

Supplement No. 14 (cumulative, replacing all prior supplements) dated February 17, 2012 reports on (a) the status of our best-efforts offering of Units; (b) our purchase of 28 hotels containing a total of 3,504 guest rooms for an aggregate gross purchase price of approximately $482.6 million; (c) our execution of certain purchase contracts that relate to 6 hotels containing a total of 745 guest rooms and that provide for an aggregate gross purchase price of approximately $101.6 million; (d) the termination of three purchase contracts; (e) the election of the board of directors included in the prospectus; (f) the resignation of a member of our board of directors; (g) the election of a new director to our board; (h) amendments to our unit redemption program; (i) a summary of certain legal proceedings; (j) financial and operating information for all of our purchased hotels; and (k) our recent financial information and certain additional information about us.

As of January 27, 2011, we completed our minimum offering of 9,523,810 Units at $10.50 per Unit and raised gross proceeds of $100 million and proceeds net of selling commissions and marketing expenses of $90 million. Each Unit consists of one common share and one Series A Preferred Share. We are continuing the offering at $11 per Unit in accordance with the prospectus.

As of January 31, 2012, we had closed on the sale of 35,677,952 additional Units at $11 per Unit and from such sale we raised gross proceeds of approximately $392.5 million and proceeds net of selling commissions and marketing expenses of approximately $353.2 million. Sales of all Units at $10.50 per Unit and $11.00 per Unit, when combined, represent gross proceeds of approximately $492.5 million and proceeds net of selling commissions and marketing expenses of approximately $443.2 million.

In connection with our hotel purchases to date, we paid a total of approximately $9.7 million, representing 2% of the aggregate gross purchase price, as a commission to Apple Suites Realty Group, Inc. This entity is owned by Glade M. Knight, who is our Chairman and Chief Executive Officer.